Corporate Office:

25 St. James’s Street

London, SW1A 1HA United Kingdom

September 18, 2020

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christine Dietz, Senior Staff Accountant
Eiko Yaoita Pyles, Staff Accountant

Re:	CNH Industrial N.V.
Form 20-F for the Fiscal Year Ended December 31, 2019
Filed March 3, 2020
File No. 001-36085

Ladies and Gentlemen:

Set forth below is the response of CNH Industrial N.V. (the “Company”, “CNH Industrial”, “we” or “our”) to the comment of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) set forth in its letter dated September 4, 2020 regarding its review of CNH Industrial’s filing noted above and our response letter submitted on August 24, 2020. For your convenience, we have restated in bold font the Staff’s comment followed by our response.

Form 20-F for the Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements

Note 22. Supplemental Information, page F-65

1.

Comment: We note your response to prior comment 7. Please revise in future filings to remove the presentation of the Financial Services segment using the equity method of accounting. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

Response:

In response to the Staff’s comment, in future filings, we confirm that we will remove the Supplemental Information contained in Note 22 which includes removing the presentation of the Financial Services segment using the equity method of accounting.

Thank you again for your time. Please feel free to contact me at +39 335 828 3371 or by email (oddone.incisa@cnhind.com) or Scott D. Miller of Sullivan & Cromwell LLP at (212) 558-3109 or by email (millersc@sullcrom.com) with any questions you may have.

Sincerely,

/s/ Oddone Incisa
Oddone Incisa
Chief Financial Officer
CNH Industrial N.V.

cc:	Roberto Russo

Monica Ciceri

Michael P. Going

(CNH Industrial N.V.)

Scott Miller

(Sullivan & Cromwell LLP)